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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: June 2009

Commission File Number: 000-31815

HYDROGENICS CORPORATION — CORPORATION
HYDROGENIQUE
(Exact name of registrant as specified in its charter)

5985 MCLAUGHLIN ROAD, MISSISSAUGA, ONTARIO L5R 1B8, CANADA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 EXHIBIT LIST

Exhibit	Description
99.1	Management Proxy Circular dated June 25, 2009
99.2	Form of Proxy

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2009

HYDROGENICS CORPORATION
By:	/s/ LAWRENCE E. DAVIS
	Name:	Lawrence E. Davis
	Title:	Chief Financial Officer

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EXHIBIT LIST
SIGNATURE